Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended June 30, 2019			For the three months ended June 30, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	26,741	26,682	92	27,611	27,555	80
Cost of revenues	23,089	23,067	55	23,841	23,817	48
Selling, general and other costs	1,573	1,567	6	1,741	1,732	9
Research and development costs	782	782	—	761	761	—
Result from investments	58	(1)	59	69	20	49
Gains on disposal of investments	7	7	—	—	—	—
Restructuring costs	(8)	(8)	—	1	1	—
Net financial expenses	260	260	—	265	265	—
Profit before taxes	1,110	1,020	90	1,071	999	72
Tax expense	317	307	10	377	370	(21)
Result from intersegment investments	—	80	—	—	65	—
Net profit from continuing operations	793	793	80	694	694	93
Profit from discontinued operations, net of tax	3,859	3,859	—	60	60	—
Net profit	4,652	4,652	80	754	754	93

Adjusted EBIT	1,527	1,437	90	1,534	1,462	72

	For the six months ended June 30, 2019			For the six months ended June 30, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	51,222	51,100	183	53,344	53,234	153
Cost of revenues	44,270	44,224	107	45,844	45,809	78
Selling, general and other costs	3,090	3,077	13	3,317	3,301	16
Research and development costs	1,455	1,455	—	1,544	1,544	—
Result from investments	116	—	116	151	52	99
Gains on disposal of investments	7	7	—	—	—	—
Restructuring costs	196	196	—	2	2	—
Net financial expenses	504	504	—	552	552	—
Profit before taxes	1,830	1,651	179	2,236	2,078	158
Tax expense	529	510	19	591	572	(9)
Result from intersegment investments	—	160	—	—	139	—
Net profit from continuing operations	1,301	1,301	160	1,645	1,645	167
Profit from discontinued operations, net of tax	3,970	3,970	—	130	130	—
Net profit	5,271	5,271	160	1,775	1,775	167

Adjusted EBIT	2,594	2,415	179	3,035	2,877	158

Statement of Financial Position by activity
Unaudited

	At June 30, 2019			At December 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	14,090	14,090	—	13,970	13,970	—
Other intangible assets	12,257	12,253	4	11,749	11,745	4
Property, plant and equipment	27,750	27,747	3	26,307	26,305	2
Investments and other financial assets	2,993	3,409	1,524	2,979	3,364	1,416
Deferred tax assets	1,813	1,781	32	1,814	1,778	36
Inventories	11,421	11,421	—	10,694	10,694	—
Assets sold with a buy-back commitment	2,385	2,385	—	1,707	1,707	—
Trade receivables	2,399	2,400	20	2,048	2,050	20
Receivables from financing activities	3,297	1,336	3,189	3,614	1,213	3,697
Tax receivables	408	414	5	490	483	7
Other assets	4,881	4,865	13	4,250	4,239	11
Cash and cash equivalents	15,406	15,288	118	12,450	12,275	175
Assets held for sale	52	52	—	4,801	4,861	—
TOTAL ASSETS	99,152	97,441	4,908	96,873	94,684	5,368
Equity and Liabilities
Equity	27,257	27,257	1,940	24,903	24,903	1,782
Employee benefits liabilities	8,478	8,476	2	8,470	8,468	2
Provisions	14,952	14,943	9	16,044	16,054	9
Deferred tax liabilities	1,050	1,050	—	937	937	—
Debt	14,973	13,459	2,742	14,528	12,379	3,364
Trade payables	21,467	21,458	24	19,229	19,221	18
Other financial liabilities	340	340	—	207	207	—
Tax payables	117	97	30	115	97	28
Other liabilities	10,489	10,332	161	9,509	9,346	165
Liabilities held for sale	29	29	—	2,931	3,072	—
TOTAL EQUITY AND LIABILITIES	99,152	97,441	4,908	96,873	94,684	5,368

Statement of Cash Flows by activity
Unaudited

	For the six months ended June 30, 2019			For the six months ended June 30, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOW FROM OPERATING ACTIVITIES:
Net profit from continuing operations	1,301	1,301	160	1,645	1,645	139
Amortization and depreciation	2,741	2,740	1	2,815	2,814	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	104	60	(116)	(22)	(53)	(108)
Dividends received	66	69	—	72	93	—
Change in provisions	(1,251)	(1,251)	—	242	242	—
Change in deferred taxes	185	181	4	59	54	5
Change in items due to buy back commitments	191	191	—	303	303	—
Change in working capital	722	722	—	(292)	(311)	19
Cash flows (used in)/from operating activities - discontinued operations	(308)	(308)	—	362	362	—
TOTAL	3,751	3,705	49	5,184	5,149	56
CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(3,330)	(3,329)	(1)	(2,429)	(2,428)	(1)
Investments in joint ventures, associates and unconsolidated subsidiaries	(1)	(1)	—	(1)	(1)	—
Proceeds from the sale of non-current assets	24	24	—	35	35	—
Net cash proceeds from disposal of discontinued operations	5,348	5,348	—	—	—	—
Net change in receivables from financing activities	276	(104)	380	(605)	(15)	(590)
Change in securities	(114)	(114)	—	(102)	(102)	—
Other changes	29	29	—	(7)	(7)	—
Cash flows used in investing activities - discontinued operations	(155)	(155)	—	(245)	(245)	—
TOTAL	2,077	1,698	379	(3,354)	(2,763)	(591)
CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(955)	(471)	(484)	(1,248)	(1,793)	545
Capital increase	—	—	—	11	11	—
Distributions paid	(3,056)	(3,056)	(3)	—	—	(21)
Cash flows (used in)/from financing activities - discontinued operations	325	325	—	(75)	(75)	—
TOTAL	(3,686)	(3,202)	(487)	(1,312)	(1,857)	524
Translation exchange differences	95	93	2	87	95	(8)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	2,237	2,294	(57)	605	624	(19)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	12,450	12,275	175	12,638	12,423	215
ADD: CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	719	719	—	—	—	—
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	2,237	2,294	(57)	605	624	(19)
LESS: CASH AND CASH EQUIVALENTS AT END OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	—	—	—	—	—	—
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	15,406	15,288	118	13,243	13,047	196

Net Debt by activity
Unaudited

	At June 30, 2019			At December 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Third parties debt (Principal)	(14,968)	(13,208)	(1,760)	(14,575)	(12,169)	(2,406)
Capital market(1)	(8,178)	(7,718)	(460)	(8,112)	(7,699)	(413)
Bank debt	(4,469)	(3,463)	(1,006)	(5,320)	(3,772)	(1,548)
Other debt(2)	(744)	(452)	(292)	(882)	(437)	(445)
Lease liabilities(3)	(1,577)	(1,575)	(2)	(261)	(261)	—
Accrued interest and other adjustments(4)	(5)	(5)	—	47	47	—
Debt with third parties from continuing operations (excluding Magneti Marelli)	(14,973)	(13,213)	(1,760)	(14,528)	(12,122)	(2,406)
Debt classified as held for sale(3)	—	—	—	(177)	(177)	—
Debt with third parties including discontinued operations	(14,973)	(13,213)	(1,760)	(14,705)	(12,299)	(2,406)
Intercompany, net(5)	—	736	(736)	—	560	(560)
Current financial receivables from jointly-controlled financial services companies(6)	281	281	—	242	242	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies, including discontinued operations	(14,692)	(12,196)	(2,496)	(14,463)	(11,497)	(2,966)
Derivative financial assets/(liabilities), net of collateral deposits, from continuing operations(7)	(146)	(146)	—	151	150	1
Current debt securities(8)	368	368	—	219	219	—
Cash and cash equivalents	15,406	15,288	118	12,450	12,275	175
Cash and cash equivalents, current debt securities and Derivative financial assets/(liabilities), net, classified as held for sale(9)	—	—	—	725	725	—
Total Net cash/(debt) including discontinued operations	936	3,314	(2,378)	(918)	1,872	(2,790)
Net industrial cash/(debt) from continuing operations (excluding Magneti Marelli)(10)		3,314			1,768
Net industrial cash/(debt) from discontinued operations(10)		—			104
Total Net industrial cash/(debt)		3,314			1,872
________________________________________________________________________________________________________________________________________________
Note: The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2018. The disposal of Magneti Marelli was completed on May 2, 2019.
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes (€7,718 million at June 30, 2019 and €7,699 million at December 31, 2018) and other debt instruments (€460 million at June 30, 2019 and €413 million at December 31, 2018) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes asset-backed financing, i.e. sales of receivables for which de- recognition is not allowed under IFRS (€299 million at June 30, 2019 and €464 million at December 31, 2018), and other debt.
(3) Includes Lease liabilities determined in accordance with IFRS 16 - Leases effective January 1, 2019, which resulted in an increase in Lease liabilities of €1,067 million. Finance leases previously included in Other debt have been reclassified to Lease liabilities.
(4) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest and other amortizing cost adjustments.
(5) Net amount between industrial activities entities' financial receivables due from financial services entities (€982 million at June 30, 2019 and €958 million at December 31, 2018) and industrial activities entities' financial payables due to financial services entities (€246 million at June 30, 2019 and €398 million at December 31, 2018).
(6) Financial receivables due from FCA Bank.
(7) Fair value of derivative financial instruments (net negative €194 million at June 30, 2019 and net positive €90 million at December 31, 2018) and collateral deposits (€48 million at June 30, 2019 and €61 million at December 31, 2018).
(8) Excludes certain debt securities held pursuant to applicable regulations (€48 million at June 30, 2019 and €72 million at December 31, 2018).
(9) At December 31, 2018 this amount Includes current debt securities of €9 million and there were no collateral deposits classified as held for sale.
(10) Amounts above include balances between Magneti Marelli and other companies of the Group (net financial payables due from Magneti Marelli to other group companies of €444 million at December 31, 2018, and nil at June 30, 2019, following the sale of Magneti Marelli on May 2, 2019.)